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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Harte-Hanks, Inc.
(Name of Issuer)
Common Stock, $.01 Par Value
(Title of Class of Securities)
416196103
(CUSIP Number)
Houston H. Harte
Harte-Hanks, Inc.
200 Concord Plaza Drive
San Antonio, Texas 78216
(210) 829-9000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 24, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	416196103

1	NAMES OF REPORTING PERSONS: Houston H. Harte

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	7	SOLE VOTING POWER:

NUMBER OF		10,585,873

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,585,873

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,585,873

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1.      SECURITY AND ISSUER.
     This statement relates to shares of Common Stock of Harte-Hanks, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 200 Concord Plaza Dr., Suite 800, San Antonio, Texas 78216.
Item 2.      IDENTITY AND BACKGROUND.
     (a) (b) (c)
     Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Amendment No. 1 is hereby filed by Houston H. Harte, P.O. Box 17424, San Antonio, Texas 78217-0424. His principal occupation or employment is to serve as director of Harte-Hanks, Inc., 200 Concord Plaza Dr., Suite 800, San Antonio, Texas 78216.
     (d) (e) no
     (f)      United States Citizen
Item 4.      PURPOSE OF TRANSACTION
     The Reporting Person does not have any present plans or proposals which relate or would result in any transaction, change or event specified in Items 4(a) through 4(j).
Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a)	Amount Beneficially Owned:		10,585,873

	Includes 7,524,318 shares directly owned by the Reporting Person.

	The beneficial ownership also reflects 3,061,555 shares owned directly by three family limited partnerships, 0.1% of which is owned by the corporate general partners of each family limited partnership. The Reporting Person is the sole shareholder of each corporate general partner.

(b)	Percent of Class: 12.9%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:	10,585,873

	(ii)	Shared power to vote or to direct the vote:	-0-

	(iii)	Sole power to dispose or to direct the disposition of:	10,585,873

	(iv)	Shared power to dispose or to direct the disposition of:	-0-

     The reporting person has not effected any transactions of the Common Stock of the Issuer within the last 60 days.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATED: May 3, 2006.

/s/ Houston H. Harte
Houston H. Harte